UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of January, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date January 6, 2006

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

6th January, 2006

NEW YORK STOCK EXCHANGE DELISTING

Coles Myer Ltd (CML) today announced its intention to delist from the NYSE effective February 6, 2006.

The decision has been taken following a review of the company's secondary listings in New York, New Zealand (NZX) and London (LSE) that concluded that the international accessibility of the Australian Stock Exchange (ASX) enables international investor participation in holding CML shares. CML has no business operations in the U.S.

The review also found that the relatively low volume of trade and the cost of listing on each of the exchanges outweighed the benefits to CML shareholders.

CML has today provided American Depositary Receipt (ADR) holders with formal written notice of its intention to delist from the NYSE and details of the termination of the program.

Further information:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521